January 29 2013

H. Roger Schwall

Assistant Director

Alexandra M. Ledbetter

Staff Attorney

United States

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Idea Corp.

Amendment to Registration Statement on Form S-1

File No. 333-180761

Dear Mr. Schwall;

This filing contains revisions to reflect a trust agreement and trustee instead of an escrow and an escrow agent wherein Great Idea will have a bank account for which Underhill acts as trustee.    A trust agreement is also included as an exhibit.

The financials were updated through September 30, 2012.   There was no financial activity during this time.

Very truly yours,

/s/ Nishon Petrossian

Nishon Petrossian, President

Great Idea Corp.